SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Amendment No. 1)
SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

SYNALLOY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

0008715651

(CUSIP Number)

Rung-Kun Robert Shieh

7110 Rio Flora Place, Downey, California 90241

copies to:

Glenn Kurosaki, Esq.

Kurosaki & Parker, PC

445 South Figueroa Street, Suite 2325

Los Angeles. California 90071

213 532-8838

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0008715651

1.	Names of Reporting Persons TA CHEN (B.V.I.) HOLDINGS LTD.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

CUSIP No. 0008715651

1.	Names of Reporting Persons TA CHEN STAINLESS PIPE CO. LTD. (1)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization TAIWAN, R.O.C.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

(1) Ta Chen (B.V.I.) Holdings LTD., a British Virgin Islands company, is beneficially owned and controlled by Ta Chen Stainless Pipe Co. Ltd., its sole shareholder.

CUSIP No. 0008715651

1.	Names of Reporting Persons MR. RUNG-KUN ROBERT SHIEH

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

CUSIP No. 0008715651

Item 1.	Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $1.00 per share (the “Common Stock”) of Synalloy Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices is located at 775 Spartan Blvd., suite 102, Spartanburg, South Carolina.

Item 2.	Identity and Background.

(a)                The persons filing this Statement are Mr. Rung-Kun Robert Shieh, a natural person, Ta Chen Stainless Pipe Co. Ltd, a Taiwan R.O.C. corporation (“Stainless”) and Ta Chen (B.V.I.) Holdings LTD., a British Virgin Island limited company (“TCBVIH”) (Stainless, TCBVIH and Mr. Shieh, collectively, the “Reporting Persons”).

(b)                The address of Mr. Shieh is 7110 Rio Flora Place, Downey, California 90241.  Stainless’principal office and phone number is No. 125, Sintian 2nd St., Rende Township, Tainan County 717, Taiwan, R.O.C. (886-6-2701756).  The agent for TCBVIH is PortcullisTrustnet (BVI) Limited, Portcullis Trustnet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands.

(c)                Mr. Shieh is the director of TCBVIH and General Manager of Stainless.  TCBVIH is in the business of investing in the shares of other companies and does some stainless steel related trading.  Stainless engages in the design, manufacture, and sale of various stainless steel products primarily in Taiwan.  TCBVIH is owned and controlled by Stainless.  Stainless’ securities are traded on the Taiwan Stock Exchange.  Mr. Shieh is the beneficial owner of approximately 24% of the outstanding securities of Stainless.

(d)-(e)          During the last five years, none of the Reporting Persons has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                 Mr. Shieh is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
Not applicable.

Item 4.	Purpose of Transaction.
Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a)              As of the date of this filing TCBVIH is the beneficial owner of 0 shares of the Issuer’s Common Stock.

(b)              Not applicable.

(c)              Other than the transactions described herein, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)              Not applicable.

(e)              Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1:	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 10, 2013

TA CHEN (B.V.I.) HOLDINGS LTD.

By:	/s/ RUNG-KUN ROBERT SHIEH
Rung-Kun Robert Shieh
Director

TA CHEN STAINLESS PIPE CO. LTD.

By:	/s/ RUNG-KUN ROBERT SHIEH
Rung-Kun Robert Shieh

/s/ RUNG-KUN ROBERT SHIEH
Rung-Kun Robert Shieh